Filed Pursuant to Rule 424(b)(2)

Registration No. 333-200089

The Bank of Nova Scotia

$15,570,000

Capped Enhanced Participation Notes, Series A

Linked to the S&P 500® Index Due March 7, 2017

The notes will not bear interest.  The amount that you will be paid on your notes at maturity (March 7, 2017) is based on the performance of the S&P 500® Index (the reference asset) as measured from the trade date (February 2, 2016) to and including the valuation date (March 2, 2017). If the final level on the valuation date is greater than the initial level of 1,903.03 the return on your notes will be positive, subject to the maximum redemption amount of $1,189.55 for each $1,000 principal amount of your notes. If the final level is less than the initial level, the return on your notes will be negative. Any payment on your notes is subject to the creditworthiness of The Bank of Nova Scotia.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final level from the initial level (the percentage change). At maturity, for each $1,000 principal amount of your notes:

•                 if the final level is greater than the initial level (the percentage change is positive), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the percentage change times (c) 1.7, subject to the maximum redemption amount; or

•                 if the final level is less than or equal to the initial level (the percentage change is negative or zero), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the percentage change.

Following the determination of the initial level, the amount you will be paid on your notes at maturity will not be affected by the closing level of the reference asset on any day other than the valuation date. If the percentage change is negative, the payment you will receive at maturity will be less than the principal amount of your notes. Further, the maximum payment that you could receive at maturity with respect to each $1,000 principal amount of your notes is limited to the maximum redemption amount. In addition, no other payments on your notes will be made prior to maturity.

Investment in the notes involves certain risks.  You should refer to “Additional Risks” in this pricing supplement and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 7 of the accompanying prospectus.

The estimated value of your notes at the time the terms of your notes were set on the trade date was $979 per $1,000 principal amount, which is less than the original issue price of your notes. For a discussion of the estimated value and the price at which at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes (which it is not obligated to do), see “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement.

	Per Note	Total
Original Issue Price	100.00%	$15,570,000
Underwriting commissions	1.06%	$165,042
Proceeds to The Bank of Nova Scotia	98.94%	$15,404,958

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS PRICING SUPPLEMENT, THE ACCOMPANYING PROSPECTUS, PROSPECTUS SUPPLEMENT OR PRODUCT PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE NOTES ARE NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION PURSUANT TO THE CANADA DEPOSIT INSURANCE CORPORATION ACT OR THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OF CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION.

Scotia Capital (USA) Inc.	Goldman, Sachs & Co. Dealer

Pricing Supplement No. 1 dated February 2, 2016

The Capped Enhanced Participation Notes, Series A Linked to the S&P 500® Index Due March 7, 2017 (the “notes”) offered hereunder are unsecured obligations of The Bank of Nova Scotia (the “Bank”) and are subject to investment risks including possible loss of the principal amount invested due to the negative performance of the reference asset and the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia. The notes will not be listed on any U.S. securities exchange or automated quotation system.

The return on your notes will relate to the price return of the reference asset and will not include a total return or dividend component. The notes are derivative products based on the performance of the reference asset.  The notes do not constitute a direct investment in any of the shares, units or other securities represented by the reference asset. By acquiring notes, you will not have a direct economic or other interest in, claim or entitlement to, or any legal or beneficial ownership of any such share, unit or security and will not have any rights as a shareholder, unitholder or other security holder of any of the issuers including, without limitation, any voting rights or rights to receive dividends or other distributions.

Scotia Capital (USA) Inc., our affiliate, will purchase the notes from us for distribution to other registered broker dealers or will offer the notes directly to investors. Scotia Capital (USA) Inc. or any of its affiliates or agents may use this pricing supplement in market-making transactions in notes after their initial sale.  Unless we, Scotia Capital (USA) Inc. or another of its affiliates or agents selling such notes to you informs you otherwise in the confirmation of sale, the final pricing supplement to which this pricing supplement relates is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and “Supplemental Plan of Distribution” on page PS-31 of the accompanying product prospectus supplement.

The original issue price, underwriting commissions and proceeds to the Bank listed above relate to the notes we issue initially. We may decide to sell additional notes after the date of this pricing supplement, at original issue prices and with underwriting commissions and proceeds to the Bank that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the original issue price you pay for such notes.

Additional Information Regarding Estimated Value of the Notes

The estimated value of your notes at the time the terms of your notes were set on the trade date was $979 per $1,000 principal amount, which is less than the original issue price of your notes.  The pricing models used to determine the estimated value consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes.  The difference between the estimated value of your notes and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. (“GS&Co.”) and the amounts GS&Co. pay to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amount we owe under the notes.

The price at which GS&Co. will make a market in the notes (if it makes a market, which it is not obligated to do), and the value of your notes shown on your account statement, will be based on pricing models and variables similar to those used in determining the estimated value on the trade date. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately $990 per $1,000 principal amount, which exceeds the estimated value of your notes on the trade date.  The amount of the excess will decline on a straight line basis over the period from the trade date through May 2, 2016.

We urge you to read the “Additional Risks” beginning on page P-15 of this pricing supplement.

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus, the prospectus supplement, and the product prospectus supplement, each filed with the SEC. See “Additional Terms of Your Notes” in this pricing supplement.

Issuer:	The Bank of Nova Scotia (the “Bank”)

CUSIP/ISIN:	CUSIP 064159HG4 / ISIN US064159HG42

Type of Notes:	Capped Enhanced Participation Notes, Series A

Reference Asset:	The S&P 500® Index (Bloomberg Ticker: SPX)

Minimum Investment and Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Principal Amount:

$1,000 per note; $15,570,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the Bank, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Original Issue Price:	100% of the principal amount of each note

Currency:	U.S. Dollars

Trade Date:	February 2, 2016

Original Issue Date:	February 9, 2016

Maturity Date:	March 7, 2017, subject to adjustment as described in more detail under “General Terms of the Notes — Maturity Date” on page PS-17 in the accompanying product prospectus supplement.

Principal at Risk:	You may lose all or a substantial portion of your initial investment at maturity if there is any percentage decrease from the initial level to the final level.

Purchase at amount other than principal amount:

The amount we will pay you on the maturity date for your notes will not be adjusted based on the original issue price you pay for your notes, so if you acquire notes at a premium (or discount) to principal amount and hold them to the maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at principal amount.  Additionally, the maximum redemption amount would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risks — If you purchase your notes at a premium to principal amount, the return on your investment will be lower than the return on notes purchased at principal amount and the impact of certain key terms of the notes will be negatively affected” on page P-18 of this pricing supplement.

Fees and Expenses:

As part of the distribution of the notes, Scotia Capital (USA) Inc. or one of our affiliates will sell notes to GS&Co. at a discount reflecting underwriting commissions of $10.60 per $1,000 principal amount of notes. The underwriting commissions per $1,000 principal amount are comprised of $2.50 of underwriting fees and $8.10 of selling commission.  See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes.  As a result, you may experience an immediate and substantial decline in the market value of your notes on the trade date. See “Additional Risks — Hedging activities by the Bank and GS&Co. may negatively impact investors in the notes and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the notes” in this pricing supplement.

Payment at Maturity:	The payment at maturity will be based on the performance of the reference asset and will be calculated as follows:

If the final level is greater than the initial level, then the payment at maturity will equal:

•     The lesser of (a) the principal amount + (principal amount x percentage change x participation rate) or (b) the maximum redemption amount

If the final level is equal to or less than the initial level, then the payment at maturity will equal:

•     principal amount + [principal amount x (percentage change)]

In this case you will suffer a loss on your initial investment in an amount equal to the negative percentage change. Accordingly, you could lose up to 100% of your initial investment.

Initial Level:	1,903.03

Final Level:

The closing level of the reference asset on the valuation date.  As used herein, the “closing level” of the reference asset on any date will be determined based upon the closing level published on the Bloomberg page “SPX<Index>“ or any successor page on Bloomberg or any successor service, as applicable, on such date.  In certain special circumstances, the final level will be determined by the calculation agent, in its discretion, and such determinations will, under certain circumstances, be confirmed by an independent calculation expert.  See “General Terms of the Notes — Unavailability of the Level of the Reference Asset on a Valuation Date” and “General Terms of the Notes — Market Disruption Events” beginning on page PS-19 and “Appointment of Independent Calculation Experts” beginning on page PS-22, in the accompanying product prospectus supplement.

Percentage Change:

The percentage change, expressed as a percentage, with respect to the payment at maturity, is calculated as follows:

final level – initial level

initial level

For the avoidance of doubt, the percentage change may be a negative value.

Participation Rate:	170.00%

Maximum Redemption Amount:	$1,189.55, which equals principal amount x 118.955%. The maximum redemption amount sets a cap on appreciation of the reference asset of 11.150%.

Valuation Date:

March 2, 2017.  The valuation date could be delayed by the occurrence of a market disruption event. See “General Terms of the Notes — Market Disruption Events” beginning on page PS-19 in the accompanying product prospectus supplement.

Form of Notes:	Book-entry

Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank

Status:

The notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime of any jurisdiction.

Tax Redemption:

The Bank (or its successor) may redeem the notes, in whole but not in part, at a redemption price determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay additional amounts with respect to the notes. See “Tax Redemption” below.

Listing:	The notes will not be listed on any securities exchange or quotation system.

Use of Proceeds:	General corporate purposes

Clearance and Settlement:	Depository Trust Company

Business Day:	New York and Toronto

Terms Incorporated:

All of the terms appearing above the item under the caption “General Terms of the Notes” beginning on page PS-14 in the accompanying product prospectus supplement, as modified by this pricing supplement.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE A SUBSTANTIAL PORTION OF, OR ALL OF, YOUR INVESTMENT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF THE BANK. IF THE BANK WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2014, as supplemented by the prospectus supplement dated December 1, 2014 and the product prospectus supplement (Equity Linked Index Notes, Series A) dated July 9, 2015, relating to our Senior Note Program, Series A, of which these notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The notes may vary from the terms described in the accompanying prospectus, prospectus supplement, and product prospectus supplement in several important ways.  You should read this pricing supplement carefully, including the documents incorporated by reference herein.

This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000009631):

Prospectus dated December 1, 2014:

https://www.sec.gov/Archives/edgar/data/9631/000089109214008992/e61582_424b3.htm

Prospectus Supplement dated December 1, 2014:

https://www.sec.gov/Archives/edgar/data/9631/000089109214008993/e61583-424b3.htm

Product Prospectus Supplement (Equity Linked Index Notes, Series A) dated July 9, 2015:

https://www.sec.gov/Archives/edgar/data/9631/000089109215006204/e65075-424b5.htm

INVESTOR SUITABILITY

The notes may be suitable for you if:

•           You fully understand the risks inherent in an investment in the notes, including the risk of losing a substantial portion, or all, of your initial investment.

•           You can tolerate a loss of up to 100% of your initial investment.

•           You believe that the reference asset will appreciate over the term of the notes and that the appreciation is unlikely to exceed the cap on appreciation within the maximum redemption amount.

•           You are willing to hold the notes to maturity, a term of approximately 13 months, and accept that there may be little or no secondary market for the notes.

•           You understand and accept that your potential return is limited to the maximum redemption amount.

•           You can tolerate fluctuations in the price of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the reference asset.

•           You do not seek current income from your investment.

•           You are willing to assume the credit risk of the Bank for all payments under the notes, and understand that if the Bank defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The notes may not be suitable for you if:

•           You do not fully understand the risks inherent in an investment in the notes, including the risk of losing a substantial portion, or all, of your initial investment.

•           You require an investment designed to guarantee a full return of principal at maturity.

•           You cannot tolerate a loss of all or a substantial portion of your initial investment.

•           You believe that the level of the reference asset will decline during the term of the notes and the final level will likely decline below the initial level, or you believe the reference asset will appreciate over the term of the notes and that the appreciation is likely to equal or exceed the cap on appreciation within the maximum redemption amount.

•           You seek an investment that has unlimited return potential without a cap on appreciation.

•           You cannot tolerate fluctuations in the price of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the reference asset.

•           You seek current income from your investment or prefer to receive dividends paid on the stocks included in the reference asset.

•           You are unable or unwilling to hold the notes to maturity, a term of approximately 13 months, or you seek an investment for which there will be a secondary market.

•           You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risks’’ in this pricing supplement and the ‘‘Additional Risk Factors Specific to the Notes’’ beginning on page PS-5 of the Product Prospectus Supplement (Equity Linked Index Notes), Series A and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and “Risk Factors” on page 7 of the accompanying prospectus for risks related to an investment in the notes.

EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the default amount as described below.

Default Amount

The default amount for your notes on any day (except as provided in the last sentence under “Default Quotation Period” below) will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•    the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•    the reasonable expenses, including reasonable attorneys’ fees, incurred by the trustees of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, described below, the trustees and/or the Bank may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due (the “due day”) and ending on the third business day after that day, unless:

•            no quotation of the kind referred to above is obtained, or

•            every quotation of that kind obtained is objected to within five business days after the due day as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of an objection is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and that is, or whose securities are, rated either:

•            A-1 or higher by Standard & Poor’s Ratings Services, or any successor, or any other comparable rating then used by that rating agency, or

•            P-1 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes.  For more information, see “Description of the Debt Securities We May Offer—Events of Default” beginning on page 22 of the accompanying prospectus.

TAX REDEMPTION

The Bank (or its successor) may redeem the notes, in whole but not in part, at a redemption price determined by the calculation agent in a manner reasonably calculated to preserve your and our relative economic position, upon the giving of a notice as described below, if:

•                  as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the trade date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which a payment is due, additional amounts with respect to the notes; or

•                  on or after the trade date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, that such change, amendment or action is applied to the notes by the taxing authority and that, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which a payment is due, additional amounts with respect to the notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

The redemption price will be determined by the calculation agent, in its discretion, and such determination will, under certain circumstances, be confirmed by an independent calculation expert. See “Appointment of Independent Calculation Experts” on page PS-22, in the accompanying product prospectus supplement.

In the event the Bank elects to redeem the notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the trustees a certificate, signed by an authorized officer, stating that the Bank is entitled to redeem such notes pursuant to their terms in whole only.

The Bank will give notice of intention to redeem such notes to holders of the notes not more than 45 nor less than 30 days prior to the date fixed for redemption specifying, among other things, the date fixed for redemption, and on or promptly after the redemption date, it will give notice of the redemption price.

Other than as described above, the notes are not redeemable prior to their maturity.

HYPOTHETICAL PAYMENTS AT MATURITY ON THE NOTES

The examples set out below are included for illustration purposes only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical reference asset levels on the valuation date could have on the payment at maturity assuming all other variables remain constant.

The examples below are based on a range of final levels that are entirely hypothetical; the reference asset level on any day throughout the life of the notes, including the final level on the valuation date, cannot be predicted. The reference asset has been highly volatile in the past — meaning that the reference asset level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the maturity date. If you sell your notes in a secondary market prior to the maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the reference asset and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by us) is less than the original public offering price of your notes. For more information on the estimated value of your notes, see “Additional Risks — The estimated value of your notes at the time the terms of your notes are set on the trade date is less than the original issue price of your notes” on page P-15 of this pricing supplement. The information in the table and the examples also reflect the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Participation rate	170.000%
Maximum redemption amount	$1,189.55

Neither a market disruption event nor a non-trading day occurs on the originally scheduled valuation date

No change in or affecting any of the reference asset constituent stocks or the method by which the sponsor calculates the reference asset

Notes purchased on the original issue date at the principal amount and held to the maturity date

For these reasons, the actual performance of the reference asset over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the reference asset shown elsewhere in this pricing supplement. For information about the historical levels of the reference asset during recent periods, see “Information Regarding the Reference Asset — Historical Information” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the reference asset between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the reference asset constituent stocks.

The levels in the left column of the table below represent hypothetical final levels and are expressed as percentages of the initial level. The amounts in the right column represent the hypothetical payment at maturity, based on the corresponding hypothetical final level, and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final level and the assumptions noted above.

Hypothetical Final Level (as Percentage of Initial Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	118.955%
140.000%	118.955%
130.000%	118.955%
120.000%	118.955%
111.150%	118.955%
108.000%	113.600%
105.000%	108.500%
102.000%	103.400%
100.000%	100.000%
90.000%	90.000%
80.000%	80.000%
70.000%	70.000%
60.000%	60.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the final level were determined to be 25.000% of the initial level, the payment at maturity that we would deliver on your notes at maturity would be approximately 25.000% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the Issue Date at the principal amount and held them to the maturity date, you would lose approximately 75.000% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). If the final level were determined to be 0.000% of the initial level, you would lose 100.000% of your investment in the notes.  In addition, if the final level were determined to be 150.000% of the initial level, the payment at maturity that we would deliver on your notes at maturity would be capped at the maximum redemption amount, or 118.955% of each $1,000 principal amount of your notes, as shown in the table above.  As a result, if you held your notes to the maturity date, you would not benefit from any increase in the final level of greater than 111.150% of the initial level.

The following examples illustrate the calculation of the payment at maturity based on the key terms and assumptions above. The amounts below have been rounded per ease of analysis.

Example 1—	Calculation of the payment at maturity where the percentage change is positive.

	Percentage Change:	5.000%

	Payment at Maturity:	$1,000 + ($1,000 x 170.000% x 5.000%) = $1,000 + $85 = $1,085

	On a $1,000 investment, a 5.000% percentage change results in a payment at maturity of $1,085.

Example 2—	Calculation of the payment at maturity where the percentage change is positive (and the payment at maturity is subject to the maximum redemption amount).

	Percentage Change:	50.000%

	Payment at Maturity:	$1,000 + ($1,000 x 170.000% x 50.000%) = $1,000 + $850 = $1,850 however, the maximum redemption amount is $1,189.55 and the payment at maturity would be $1,189.55

	On a $1,000 investment, a 50.000% percentage change results in a payment at maturity of $1,189.55.

Example 3—	Calculation of the payment at maturity where the percentage change is negative.

	Percentage Change:	-50.000%

	Payment at Maturity:	$1,000 + [$1,000 x -50.000%] = $1,000 - $500.00 = $500

On a $1,000 investment, a -50.000% percentage change results in a payment at maturity of $500.

Accordingly, if the percentage change is negative, the Bank will pay you less than the full principal amount, resulting in a loss on your investment that is equal to the negative percentage change. You may lose up to 100% of your principal.

Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of the Bank.  If the Bank were to default on its payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

The following chart shows a graphical illustration of the hypothetical payment at maturity that we would pay on your notes on the maturity date, if the final level were any of the hypothetical levels shown on the horizontal axis. The hypothetical payments at maturity in the chart are expressed as percentages of the principal amount of your notes and the hypothetical final levels are expressed as percentages of the initial level. The chart shows that any hypothetical final level of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical payment at maturity of less than 100.000% of the principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final level of greater than or equal to 111.150% (the section right of the 111.150% marker on the horizontal axis) would result in a capped return on your investment.

The payments at maturity shown above are entirely hypothetical; they are based on levels of the reference asset that may not be achieved on the valuation date and on assumptions that may prove to be erroneous. The actual market value of your notes on the maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical amounts on notes held to the maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual public offering price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risks — The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased” beginning on page P-18 of this pricing supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the level of the reference asset and the market value of your notes at any time prior to the maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final level to be determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISKS

An investment in the notes involves significant risks.  In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and page 7 of the accompanying prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and product prospectus supplement.

The estimated value of your notes at the time the terms of your notes are set on the trade date is less than the original issue price of your notes

The original issue price for your notes exceeds the estimated value of your notes at the time the terms of your notes are set on the trade date. This estimated value is set forth under “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement. As discussed in such section, the pricing models that are used to determine the estimated value of your notes consider our credit spreads. After the trade date, the estimated value will be affected by changes in market conditions, our creditworthiness and other relevant factors as further described under “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement.

The value of the notes shown in your GS&Co. account statements and the price at which GS&Co. would buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do) will be based on the estimated value of your notes

The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, exceeds the estimated value of your notes as determined by reference to GS&Co.’s pricing models and taking into account the Bank’s credit spreads.  As agreed by GS&Co., the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth above under “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement. Thereafter, if GS&Co. buys or sells your notes, it will do so at prices that reflect the estimated value at that time determined by reference to pricing models and taking into account variables similar to those used in determining the estimated value on the trade date. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes at the time the terms of your notes are set on the trade date, as disclosed under “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement, the pricing models consider certain variables, including principally the Bank’s credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to GS&Co.’s models due to, among other things, any differences in pricing models or assumptions used by others.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in the Bank’s creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined at that time using pricing models and variables similar to those used in determining the estimated value on the trade date, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “—The notes lack liquidity” below.

The temporary price at which GS&Co. may initially buy the notes in the secondary market may not be indicative of future prices of your notes

Assuming that all relevant factors remain constant after the trade date, the price at which GS&Co. may initially buy or sell the notes in the secondary market (if GS&Co. makes a market in the notes, which it is not obligated to do) may exceed our estimated value of the notes on the trade date, as well as the secondary market value of the notes, for a temporary period after the initial issue date of the notes. The price at which GS&Co. may initially buy or sell the notes in the secondary market may not be indicative of future prices of your notes.

Risk of loss at maturity

You may lose your entire investment in the notes.  Any payment on the notes at maturity depends on the percentage change of the reference asset.  The Bank will only repay you the full principal amount of your notes if the percentage change is zero or positive.  If the percentage change is negative, you will have a loss for each $1,000 principal amount of your notes equal to the product of the percentage change times $1,000. Accordingly, you may lose your entire investment in the notes if the percentage change from the initial level to the final level is negative.

Your potential payment at maturity is limited by the maximum redemption amount

The payment at maturity will not exceed the maximum redemption amount. Therefore, if the appreciation of the reference asset exceeds the cap on appreciation in the maximum redemption amount, the notes will provide less opportunity to participate in the appreciation of the reference asset than an investment in a security linked to the reference asset providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in a security directly linked to the positive performance of the reference asset.

The notes differ from conventional debt instruments

The notes are not conventional notes or debt instruments. The notes do not provide you with interest payments prior to maturity as a conventional fixed-rate or floating-rate debt security with the same maturity would. The return that you will receive on the notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank.

No interest

The notes will not bear interest and, accordingly, you will not receive any interest payments on the notes.

Your investment is subject to the credit risk of The Bank of Nova Scotia

The notes are senior unsecured debt obligations of the Bank, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus, prospectus supplement and product prospectus supplement, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law.  Any payment to be made on the notes, including the payment at maturity, depends on the ability of the Bank to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of the Bank may affect the market value of the notes and, in the event the Bank were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes. If you sell the notes prior to maturity, you may receive substantially less than the principal amount of your notes.

Extraordinary events may require an adjustment to the calculation of the reference asset

At any time during the term of the notes, the daily calculation of the reference asset level may be adjusted in the event that the calculation agent determines that an extraordinary event has occurred.  Any such extraordinary event may have an adverse impact on the level of the reference asset or the manner in which it is calculated.

There are potential conflicts of interest between you and the calculation agent

Scotia Capital, Inc., the calculation agent, is one of our affiliates.  In performing its duties, the economic interests of the calculation agent are potentially adverse to your interests as an investor in the notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the level of the reference asset and the value of the notes.

Investors should investigate the reference asset constituent stocks as if investing directly

Investors should conduct their own diligence of the reference asset constituent stocks as an investor would if it were directly investing in the reference asset constituent stocks.  Neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the reference asset or the reference asset constituent stocks.  Furthermore, we cannot give any assurance that all events occurring prior to the original issue date have been properly disclosed.  Subsequent disclosure of any such events or the disclosure or failure to disclose material future events concerning the reference asset constituent stocks could affect any payment at maturity.  Investors should not conclude that the sale by the Issuer of the notes is any form of investment recommendation by the Issuer or any of its affiliates to invest in the reference asset constituent stocks.

The notes are subject to market risk

The return on the notes is directly linked to the performance of the reference asset and indirectly linked to the value of the reference asset constituent stocks, and the extent to which the percentage change is positive or negative. The levels of the reference asset can rise or fall sharply due to factors specific to the reference asset constituent stocks, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions.

The participation rate applies only at maturity

You should be willing to hold your notes to maturity. If you are able to sell your notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the participation rate or the notes themselves, and the return you realize may be less than the percentage change even if such return is positive. You may receive the full benefit of the participation rate only if you hold your notes to maturity.

The payment at maturity is not linked to the level of the reference asset at any time other than the valuation date

The payment at maturity will be based on the final level.  Therefore, for example, if the closing level of the reference asset declined substantially as of the valuation date compared to the trade date, the payment at maturity may be significantly less than it would otherwise have been had the payment at maturity been linked to the closing levels of the reference asset prior to the valuation date.  Although the actual level of the reference asset at maturity or at other times during the term of the notes may be higher than the final level, you will not benefit from the closing levels of the reference asset at any time other than the valuation date.

If the levels of the reference asset or the reference asset constituent stocks change, the market value of your notes may not change in the same manner

Your notes may trade quite differently from the performance of the reference asset or the reference asset constituent stocks.  Changes in the levels of the reference asset or the reference asset constituent stocks may not result in a comparable change in the market value of your notes.  We discuss some of the reasons for this disparity under “—The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased” below.

Holding the notes is not the same as holding the reference asset constituent stocks

Holding the notes is not the same as holding the reference asset constituent stocks. As a holder of the notes, you will not be entitled to the voting rights or rights to receive dividends or other distributions or other rights that holders of the reference asset constituent stocks would enjoy.

There is no assurance that the investment view implicit in the notes will be successful

It is impossible to predict with certainty whether and the extent to which the level of the reference asset will rise or fall. There can be no assurance that the level of the reference asset will rise above the initial level the final level may be influenced by complex and interrelated political, economic, financial and other factors that affect the reference asset constituent stocks. You should be willing to accept the risks of the price performance of equity securities in general and the reference asset constituent stocks in particular, and the risk of losing some or all of your initial investment.

Furthermore, we cannot give you any assurance that the future performance of the reference asset or the reference asset constituent stocks will result in your receiving an amount greater than or equal to the principal amount of your notes. Certain periods of historical performance of the reference asset or the reference asset constituent stocks would have resulted in you receiving less than the principal amount of your notes if you had owned notes with terms similar to these notes in the past.  See “Information Regarding The Reference Asset” in this pricing supplement for further information regarding the historical performance of the reference asset.

There is no assurance as to the performance of the reference asset; past performance of the reference asset constituent stocks should not be taken as an indication of the future performance of the reference asset constituent stocks

The reference asset is speculative and involves a high degree of risk.  None of the Issuer, the calculation agent or GS&Co., or any affiliate of the issuer, the calculation agent or GS&Co. gives any assurance as to the performance of the reference asset.  Investors should not conclude that the sale by the issuer of the notes is an investment recommendation by it or by any of the other entities mentioned above to invest in securities linked to the performance of the reference asset.  Investors should consult with their own financial advisors as to whether an investment in the notes is appropriate for them.  Past performance of the reference asset constituent stocks comprising the reference asset should not be taken as a guarantee or assurance of the future performance of the reference asset constituent stocks comprising the reference asset, and it is impossible to predict whether the value of the reference asset will rise or fall during the term of the notes.

The reference asset reflects price return only and not total return

The return on your notes is based on the performance of the reference asset, which reflects the changes in the market prices of the reference asset constituent stocks. It is not, however, linked to a ‘‘total return’’ index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the reference asset constituent stocks. The return on your notes will not include such a total return feature or dividend component.

We may sell an additional aggregate principal amount of the notes at a different issue price

We may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

Changes affecting the reference asset could have an adverse effect on the value of the notes

The policies of S&P Dow Jones Indices LLC, the sponsor of the reference asset (the ‘‘sponsor’’ or “S&P Dow Jones”), concerning additions, deletions and substitutions of the reference asset constituent stocks and the manner in which the sponsor takes account of certain changes affecting those reference asset constituent stocks may adversely affect the level of the reference asset. The policies of the sponsor with respect to the calculation of the reference asset could also adversely affect the level of the reference asset. The sponsor may discontinue or suspend calculation or dissemination of the reference asset. Any such actions could have a material adverse effect on the value of the notes.

The Bank cannot control actions by the sponsor and the sponsor has no obligation to consider your interests

The Bank and its affiliates are not affiliated with the sponsor and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the reference asset. The sponsor is not involved in the notes offering in any way and has no obligation to consider your interest as an owner of the notes in taking any actions that might negatively affect the market value of your notes.

If you purchase your notes at a premium to principal amount, the return on your investment will be lower than the return on notes purchased at principal amount and the impact of certain key terms of the notes will be negatively affected

The payment at maturity will not be adjusted based on the public offering price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in such notes held to the maturity date will differ from, and may be substantially less than, the return on notes purchased at principal amount. If you purchase your notes at a premium to principal amount and hold them to the maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at principal amount or a discount to principal amount. In addition, the impact of the maximum redemption amount on the return on your investment will depend upon the price you pay for your notes relative to principal amount. For example, if you purchase your notes at a premium to principal amount, the maximum redemption amount will only permit a lower positive return in your investment in the notes than would have been the case for notes purchased at principal amount or a discount to principal amount.

The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased

The price at which the notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the reference asset over the full term of the notes, (ii) volatility of the level of the reference asset and the market’s perception of future volatility of the level of the reference asset,

(iii) changes in interest rates generally, (iv) any actual or anticipated changes in our credit ratings or credit spreads, and (v) time remaining to maturity. In particular, because the provisions of the notes relating to the payment at maturity and the maximum redemption amount behave like options, the value of the notes will vary in ways which are non-linear and may not be intuitive.

Depending on the actual or anticipated level of the reference asset and other relevant factors, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you sell your notes prior to maturity.

See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” beginning on page PS-6 of the accompanying product prospectus supplement.

The notes lack liquidity

The notes will not be listed on any securities exchange or automated quotation system.  Therefore, there may be little or no secondary market for the notes.  Scotia Capital (USA) Inc., any other affiliates of The Bank of Nova Scotia and GS&Co. may, but are not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Scotia Capital (USA) Inc. and GS&Co. are willing to purchase the notes from you.  If at any time Scotia Capital (USA) Inc. and GS&Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Hedging activities by the Bank and GS&Co. may negatively impact investors in the notes and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the notes

The Bank or one or more of our respective affiliates and GS&Co. or one or more of its affiliates has hedged or expects to hedge the obligations under the notes by purchasing futures and/or other instruments linked to the reference asset.  The Bank, GS&Co. or one or more of our respective affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the reference asset or one or more of the reference asset constituent stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the valuation date.

The Bank or one or more of our respective affiliates and GS&Co. or one or more of its affiliates may also enter into, adjust and unwind hedging transactions relating to other basket- or index-linked notes whose returns are linked to changes in the level or price of the reference asset or the reference asset constituent stocks.  Any of these hedging activities may adversely affect the level of the reference asset—directly or indirectly by affecting the price of the reference asset constituent stocks—and therefore the market value of the notes and the amount you will receive, if any, on the notes.  If the dealer from which you purchase notes is to conduct hedging activities for us in connection with the notes, that dealer may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to the compensation they would receive for the sale of the notes.  In addition, you should expect that these transactions will cause the Bank, or our respective affiliates, or GS&Co., or its affiliates, or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes.  The Bank, or our respective affiliates, or GS&Co., or its affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns with respect to these hedging activities while the value of the notes may decline.

The Bank, Scotia Capital (USA) Inc. GS&Co. and our respective affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include us and the issuers of the reference asset constituent stocks and the market activities by the Bank, GS&Co. or our respective affiliates for our own account or for our clients could negatively impact investors in the Notes

We, GS&Co. and our respective affiliates regularly provide a wide range of financial services, including financial advisory, investment advisory and transactional services to a substantial and diversified client base.  As such, we each may act as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker or lender.  In those and other capacities, we, GS&Co. and/or our respective affiliates purchase, sell or hold a broad array of investments, actively trade securities (including the notes or other securities that we have issued), the reference asset constituent stocks, derivatives, loans, credit default swaps, indices, baskets and other financial instruments and products for our own accounts or for the accounts of our customers, and we will have other direct or indirect interests, in those securities and in other markets that may be not be consistent with your interests and may adversely affect the level of the reference asset and/or the value of the notes.  You should assume that we or they will, at present or in the future, provide such services or otherwise engage in transactions with, among others, us and the issuers of the reference asset constituent stocks, or transact in securities or instruments or with parties that are directly or indirectly related to these entities.  These services could include making loans to or equity investments in those companies, providing financial advisory or other investment banking services, or issuing research reports.  Any of these financial market activities may, individually or in the aggregate, have an adverse effect on the level of the reference asset and the market for your notes, and you should expect that our interests and those GS&Co. and/or our respective affiliates, clients or counterparties, will at times be adverse to those of investors in the notes.

You should expect that we, GS&Co., and our respective affiliates, in providing these services, engaging in such transactions, or acting for our own accounts, may take actions that have direct or indirect effects on the notes or other securities that we may issue, the reference asset constituent stocks or other securities or instruments similar to or linked to the foregoing, and that such actions could be adverse to the interests of investors in the notes.  In addition, in connection with these activities, certain personnel within us, GS&Co. or our respective affiliates may have access to confidential material non-public information about these parties that would not be disclosed to investors in the notes.

We, GS&Co. and our respective affiliates regularly offer a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to the notes or other securities that we may issue, the Reference Asset constituent stocks or other securities or instruments similar to or linked to the foregoing.  Investors in the notes should expect that the Bank, GS&Co. and our respective affiliates offer securities, financial instruments, and other products that may compete with the notes for liquidity or otherwise.

Other investors in the notes may not have the same interests as you

The interests of other investors may, in some circumstances, be adverse to your interests.  Other investors may make requests or recommendations to us or GS&Co. regarding the establishment of transactions on terms that are adverse to your interests, and investors in the notes are not required to take into account the interests of any other investor in exercising remedies, voting or other rights in their capacity as noteholders. Further, other investors may enter into market transactions with respect to the notes, assets that are the same or similar to the notes, assets referenced by the notes (such as stocks or stock indices) or other similar assets or securities which may adversely impact the market for or value of your notes.  For example, an investor could take a short position (directly or indirectly through derivative transactions) in respect of securities similar to your notes or in respect of the reference asset.

The calculation agent can postpone the valuation date for the notes if a market disruption event with respect to the reference asset occurs

If the calculation agent determines, in its sole discretion, that, on a day that would otherwise be the valuation date, a market disruption event with respect to the reference asset has occurred or is continuing for the reference asset, the valuation date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, although the valuation date will not be postponed by more than seven scheduled trading days.  Moreover, if the valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the valuation date, and the calculation agent will determine the applicable final level that must be used to determine the payment at maturity.  Under certain circumstances, the determinations of the calculation agent will be confirmed by an independent expert. See “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date” beginning on page PS-18 and “General Terms of the Notes—Market Disruption Events” beginning on page PS-19 and “Appointment of Independent Calculation Experts” on page PS-22, in the accompanying product prospectus supplement.

There is no affiliation between any constituent stock issuers or the reference asset sponsor and us or GS&Co.

The Bank, Scotia Capital (USA) Inc., and our respective affiliates and GS&Co. and its respective affiliates may currently, or from time to time in the future, engage in business with the issuers of the reference asset constituent stocks.  Neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the reference asset or the reference asset constituent stocks. Before investing in the notes you should make your own investigation into the reference asset and the issuers of the reference asset constituent stocks.  See the section below entitled “Information Regarding the Reference Asset” in this pricing supplement for additional information about the reference asset.

Uncertain tax treatment

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “Certain Canadian Income Tax Consequences” and “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

INFORMATION REGARDING THE REFERENCE ASSET

The S&P 500® Index

We obtained all information contained in this pricing supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones” or, the “Index sponsor”). S&P Dow Jones has no obligation to continue to publish, and may discontinue publication of, the S&P 500® Index at any time. Neither we nor the agent has independently verified the accuracy or completeness of any information with respect to the S&P 500® Index in connection with the offer and sale of securities.

On July 2, 2012, The McGraw-Hill Companies, Inc. (“McGraw-Hill”), which owned the S&P Indices business, and CME Group, Inc., which is a 90% owner of the joint venture that owned the Dow Jones Indexes business, announced the launch of a new joint venture, S&P Dow Jones Indices LLC (which we refer to as “S&P Dow Jones”). S&P Dow Jones owns the S&P Indices business and the Dow Jones Indexes business, including the S&P 500® Index.

Additional information is available on the following websites: http://us.spindices.com/indices/equity/sp-500 and http://www.spdji.com/. We are not incorporating by reference the websites or any material they include in this pricing supplement.

General Description

The Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The Index is designed to provide a performance benchmark for the U.S. equity markets. The Index is calculated based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The “Market Value” of any index stock is the product of the market price per share times the number of the then outstanding shares of such index stock. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. The Index sponsor chooses companies for inclusion in the Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. Although the S&P 500® Index contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies may be represented by multiple share class lines in the index.

As of February 2, 2016, the 500 companies included in the Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (12.9%); Consumer Staples (10.8%); Energy (6.4%); Financials (15.8%); Health Care (14.8%); Industrials (9.8%); Information Technology (20.7%); Materials (2.7%); Telecommunication Services (2.8%); and Utilities (3.4%). (Sector designations are determined by the Index sponsor using criteria it has selected or developed. Different index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

Calculation of the Index

The Index is calculated using a base-weighted aggregate methodology. The Index is a price return index. The value of the Index on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the Index multiplied by the float-adjusted number of shares of such stock included in the Index, and the denominator of which is the divisor, which is described more fully below.

The Index is also sometimes called a “base-weighted index” because of its use of a divisor. The “divisor” is a value calculated by the Index sponsor that is intended to maintain conformity in index values over time and is adjusted for all changes in the index stocks’ share capital after the “base date.” The level of the Index reflects the total market value of all index stocks relative to the index’s base date of 1941-43. The Index sponsor set the base value of the Index on the base date at 10.

Maintenance of the Index

In order to keep the Index comparable over time, the Index sponsor engages in an index maintenance process. The Index maintenance process involves changing the constituents, adjusting the number of shares used to calculate the Index, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions.  In addition to its daily governance of indices and maintenance of the S&P 500® Index methodology, at least once within any 12 month period, the S&P Index Committee reviews the S&P 500® Index methodology to ensure the S&P 500® Index continues to achieve the stated objective, and that the data and methodology remain effective. The S&P Index Committee may at times consult with investors, market participants, security issuers included in or potentially included in the S&P 500® Index, or investment and financial experts.

Divisor Adjustments

The two types of adjustments primarily used by the Index sponsor are divisor adjustments and adjustments to the number of shares (including float adjustments) used to calculate the Index. Set forth below is a table of certain corporate events and their resulting effect on the divisor and the share count. If a corporate event requires an adjustment to the divisor, that event has the effect of altering the market value of the affected index stock and consequently of altering the aggregate market value of the index stocks following the event. In order that the level of the Index not be affected by the altered market value (which could be an increase or decrease) of the affected index stock, the Index sponsor derives a new divisor by dividing the post-event market value of the index stocks by the pre-event index value, which has the effect of reducing the Index’s post-event value to the pre-event level.

Constituent Changes

Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. Constituent changes are generally announced one to five business days prior to the change. Relevant criteria for additions to the Index that are employed by the Index sponsor include an unadjusted market capitalization of $5.3 billion or more (for a company with multiple share class lines, eligibility is based on the total market capitalization of the company, including all publicly listed and unlisted share class lines, if applicable; for spin-offs, eligibility is determined using when-issued prices, if available), adequate liquidity (for companies with multiple share classes, each listed share class line is viewed independently to determine if it meets the liquidity criteria), reasonable price, U.S. domicile, listing on a major exchange, public float of 50% or more, industry sector, financial viability and, for IPOs, a seasoning period of six to twelve months. Certain types of securities are always excluded, including business development companies (BDCs), limited partnerships, master limited partnerships, limited liability companies (LLCs), OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, preferred stock and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights, American depositary receipts (ADRs), American depositary shares (ADSs) and master limited partnership investment trust units. Stocks are deleted from the Index when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they violate one or more of the inclusion criteria. Companies that experience a trading halt may be retained or deleted in the Index sponsor’s discretion. The Index sponsor evaluates additions and deletions with a view to maintaining Index continuity. Effective with the September 2015 rebalancing, all publicly listed multiple share class lines will be included separately in the S&P 500® Index, subject to, in the case of any such share class line, that share class line satisfying the liquidity and float criteria discussed above and subject to certain exceptions.  It is possible that one listed share class line of a company may be included in the S&P 500® Index while a second listed share class line of the same company is excluded.  For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

Changes to the Number of Shares of a Constituent

The index maintenance process also involves tracking the changes in the number of shares included for each of the index companies. The timing of adjustments to the number of shares depends on the type of event causing the change, public availability of data, local market practice, and whether the change represents more than 5% of the float-adjusted share count. Changes as a result of mergers or acquisitions are implemented as soon as reasonably possible, regardless of the size of the change to the number of shares. At the Index sponsor’s discretion, however, de minimis merger and acquisition changes may be accumulated and implemented with the updates made at the quarterly share updates as described below.

Changes that result from other corporate actions will be implemented as soon as practicable if the change to the float-adjusted share count is more than 5%. For smaller changes, on the third Friday of the last month in each calendar quarter, the Index sponsor updates the share totals of companies in the Index as required by any changes in the float-adjusted number of shares outstanding. The Index sponsor implements a share freeze the week leading up to the effective date of the quarterly share count updates. During this frozen period, shares are not changed except for certain corporate action events (merger activity, stock splits, rights offerings and certain share dividend payable events). After the float-adjusted share count totals are updated, the divisor is adjusted to compensate for the net change in the total market value of the Index. In addition, any changes over 5% in the current common shares outstanding for the index companies are carefully reviewed by the Index sponsor on a weekly basis, and when appropriate, an immediate adjustment is made to the divisor.

In addition, the Index is float-adjusted, meaning that the share counts used in calculating the Index reflect only those shares available to investors rather than all of a company’s outstanding shares. To this end, the Index sponsor defines three groups of shareholders whose holdings are presumed to be for control, rather than investment purposes. The groups are:

•     holdings by other publicly traded corporations, venture capital firms, private equity firms, or strategic partners or leveraged buyout groups;

•     holdings by government entities, including all levels of government within the United States or foreign countries, except for pension and retirement funds; and

•     holdings by current or former officers and directors of the company, funders of the company, or family trusts of officers, directors or founders. Second, holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

In the case that any of these control groups hold 5% or more of a company’s stock, the shares of all three groups will be excluded from the float-adjusted share count to be used in Index calculations.

For each stock an Investable Weight Factor (IWF) is calculated:

IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held in one or more of the three groups listed above (subject to the 5% threshold).

Adjustments for Corporate Actions

There are a large range of corporate actions that may affect companies included in the Index. Certain corporate actions require the Index sponsor to recalculate the share count or the float adjustment or to make an adjustment to the divisor to prevent the value of the Index from changing as a result of the corporate action. This helps ensure that the movement of the Index does not reflect the corporate actions of individual companies in the Index. Several types of corporate actions, and their related adjustments, are listed in the table below.

Corporate Action	Share Count Revision Required?	Divisor Adjustment Required?

Stock split	Yes – share count is revised to reflect new count	No – share count and price changes are off-setting

Change in shares outstanding (secondary issuance, share repurchase and/or share buy-back)	Yes – share count is revised to reflect new count	Yes – divisor adjustment reflects change in market capitalization

Spin-off if spun-off company is not being added to the Index	No	Yes – divisor adjustment reflects decline in index market value (i.e. value of the spun-off unit)

Spin-off if spun-off company is being added to the Index and no company is being removed	No	No

Spin-off if spun-off company is being added to the Index and another company is being removed	No	Yes – divisor adjustment reflects deletion

Special dividends	No	Yes – calculation assumes that share price drops by the amount of the dividend; divisor adjustment reflects this change in index market value

Change in IWF	No	Yes – divisor change reflects the change in market value caused by the change to an IWF

Company added to or deleted from the Index	No	Yes – divisor is adjusted by the net change in market value

Rights Offering	No	Yes – divisor adjustment reflects increase in market capitalization (calculation assumes that offering is fully subscribed at the set price)

Recalculation Policy

S&P reserves the right to recalculate and republish the S&P 500® Index under certain limited circumstances.  S&P may recalculate and republish the S&P 500® Index if it determines that the S&P 500® Index is incorrect or inconsistent within two trading days of the publication of the index level because of an incorrect or revised closing price, missed corporate event, late announcement of a corporate event, incorrect application of corporate action or index methodology or for such other extraordinary circumstances that the S&P Index Committee determines is necessary to reduce or avoid a possible market impact or disruption.

Calculations and Pricing Disruptions

Closing levels for the S&P 500® Index are calculated by S&P based on the closing price of the individual constituents of the index as set by their primary exchange. Closing prices are received by S&P from one of its third party vendors and verified by comparing them with prices from an alternative vendor. The vendors receive the closing price from the primary exchanges. Real-time intraday prices are calculated similarly without a second verification. If there is a failure or interruption on one or more exchanges, real time calculations switch to the “Composite Tape” for all securities listed on the affected exchange and an announcement is published on the S&P Dow Jones Indices website at www.spdji.com. If the interruption is not resolved before the market close and the exchange(s) in question publishes a list of closing prices, those prices are used. If no list is published, the last trade as of 4 p.m. Eastern Time on the “Composite Tape” is used (or the previous close adjusted for corporate actions if no intraday trades were reported). A notice is published on the S&P website at www.spdji.com indicating any changes to the prices used in S&P 500® Index calculations. In extreme circumstances, S&P may decide to delay index adjustments or not publish the S&P 500® Index. Real-time indices are not restated.

Disruptions due to Exchange Closure

When an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, the Index sponsor will calculate the closing level of the Index based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported for each stock before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the Index. If an exchange fails to open due to unforeseen circumstances, the Index will use the prior day’s closing prices. If all exchanges fail to open, Standard & Poor’s may determine not to publish the Index for that day.

License Agreement

Standard & Poor’s Financial Services LLC (“S&P”) and the Bank have entered into a non-exclusive license agreement providing for the license to the Bank, and certain of its affiliates, in exchange for a fee, of the right to use the S&P 500® Index in connection with securities, including the notes. The S&P 500® Index is owned and published by S&P Dow Jones LLC (“S&P Dow Jones”), an affiliate of S&P

The license agreement between S&P and the Bank provides that the following language must be set forth in this pricing supplement:

The notes are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general stock market performance. S&P’s and its third party licensors’ only relationship to the Bank is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the S&P 500® Index which is determined, composed and calculated by S&P or its third party licensors without regard to the Bank or the notes. S&P and its third party licensors have no obligation to take the needs of the Bank or the owners of the notes into consideration in determining, composing or calculating the S&P 500® Index. Neither S&P nor its third party licensors are responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Historical information

The following table sets forth the quarterly high and low closing levels for the reference asset, based on daily closing levels. The closing level of the reference asset on February 2, 2016 was 1,903.03. Past performance of the reference asset is not indicative of the future performance of the reference asset.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2011	3/31/2011	1,343.01	1,256.88	1325.83
4/1/2011	6/30/2011	1,363.61	1,265.42	1320.64
7/1/2011	9/30/2011	1,353.22	1,119.46	1131.42
10/3/2011	12/30/2011	1,285.09	1,099.23	1257.6
1/3/2012	3/30/2012	1,416.51	1,277.06	1408.47
4/2/2012	6/29/2012	1,419.04	1,278.04	1362.16
7/2/2012	9/28/2012	1,465.77	1,334.76	1440.67
10/3/2012	12/31/2012	1,461.40	1,353.33	1426.19
1/2/2013	3/29/2013	1,569.19	1,457.15	1569.19
4/1/2013	6/28/2013	1,669.16	1,541.61	1606.28
7/1/2013	9/30/2013	1,725.52	1,614.08	1681.55
10/1/2013	12/31/2013	1,848.36	1,655.45	1848.36
1/2/2014	3/31/2014	1,878.04	1,741.89	1872.34
4/1/2014	6/30/2014	1,962.87	1,815.69	1960.23
7/1/2014	9/30/2014	2,011.36	1,909.57	1972.29
10/1/2014	12/31/2014	2,090.57	1,862.49	2058.9
1/2/2015	3/31/2015	2,117.39	1,992.67	2067.89
4/1/2015	6/30/2015	2,130.82	2,057.64	2063.11
7/1/2015	9/30/2015	2,128.28	1,867.61	1920.03
10/1/2015	12/31/2015	2,109.79	1,923.82	2043.94
1/4/2016*	2/2/2016	2,016.71	1,859.33	1,903.03

*     As of February 2, 2016, available information for the first calendar quarter of 2016 includes data for the period from January 4, 2016 through February 2, 2016. Accordingly, the ‘‘Quarterly High,’’ ‘‘Quarterly Low’’ and ‘‘Quarterly Close’’ data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2016.

The graph below illustrates the performance of the reference asset from January 2, 2004 through February 2, 2016.  Past performance of the reference asset is not indicative of the future performance of the reference asset.

We obtained the information regarding the historical performance of the reference asset in the tables and graph above from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and have not undertaken an independent review or due diligence of the information. The historical performance of the reference asset should not be taken as an indication of its future performance, and no assurance can be given as to the final level of the reference asset. We cannot give you assurance that the performance of the reference asset will result in any positive return on your initial investment.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Scotia Capital (USA) Inc. or one of our affiliates will purchase the notes at the principal amount and, as part of the distribution of the notes, will sell the notes to GS&Co. at a discount reflecting underwriting commissions of $10.60 per $1,000 principal amount of notes. The underwriting commissions per $1,000 principal amount are comprised of $2.50 of underwriting fees and $8.10 of selling commission, to be set on the trade date. In accordance with the terms of a distributor accession letter, GS&Co. has been appointed as a distribution agent under the distribution agreement and may purchase notes from The Bank of Nova Scotia or its affiliates.

In addition, Scotia Capital (USA) Inc., GS&Co. and their respective affiliates or agents may use the product prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the notes. While Scotia Capital (USA) Inc. and GS&Co. may make markets in the notes, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution” in the accompanying prospectus supplement and product prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes.  As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

We expect that delivery of the notes will be made against payment therefor on or about the 5th business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes on the trade date will be required, by virtue of the fact that each note initially will settle in 5 business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest

Each of Scotia Capital (USA) Inc. and Scotia Capital Inc. is an affiliate of the Bank and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither Scotia Capital (USA) Inc. nor Scotia Capital Inc. is permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Scotia Capital (USA) Inc., GS&Co., and their respective affiliates are full service financial institutions engaged in various activities,  which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Scotia Capital (USA) Inc., GS&Co., and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Scotia Capital (USA) Inc., GS&Co., and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank.  Scotia Capital (USA) Inc., GS&Co., and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

CERTAIN CANADIAN INCOME TAX CONSEQUENCES

See “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” at page S-24 of the Prospectus Supplement dated December 1, 2014.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of your investment in the notes are uncertain.  No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes.  In the opinion of our special tax counsel, Allen & Overy LLP, which is based on current market conditions, it would be reasonable to treat the notes as pre-paid cash-settled derivative contracts for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes.  If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

For a more detailed discussion of the United States federal income tax consequences with respect to your notes, you should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement and the discussion set forth in “United States Taxation” of the accompanying prospectus.  In particular, U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders” in the product prospectus supplement and non-U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Non-U.S. Holders” in the product prospectus supplement. U.S. holders should also review the discussion under “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “—Backup Withholding and Information Reporting” under “United States Taxation” in the prospectus.

Because other characterizations and treatments are possible, the timing and character of income in respect of the notes might differ from the treatment described above.  You should carefully review the discussion set forth in “Alternative Treatments” in the product prospectus supplement for the possible tax consequences of different characterizations or treatments of your notes for U.S. federal income tax purposes.  It is possible, for example, that the Internal Revenue Service (“IRS”) might treat the notes as a single debt instrument subject to the special tax rules governing contingent payment debt instruments.  Alternatively, the IRS may treat the notes as a series of derivative contracts, each of which matures on the next rebalancing date of the reference asset, in which case you would be treated as disposing of the notes on each rebalancing date in return for a new derivative contract that matures on the next rebalancing date, and you would recognize capital gain or loss on each rebalancing date.

The IRS has also issued a notice that may affect the taxation of the notes.  According to IRS Notice 2008-2, the IRS and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject.  It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue ordinary income currently and this could be applied on a retroactive basis.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.  We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and the IRS determine that some other treatment is more appropriate.

Section 871(m) of the Internal Revenue Code of 1986, as amended (the “Code”) requires withholding (up to 30%, depending on the applicable treaty) on certain financial instruments to the extent that the payments or deemed payments on the financial instruments are contingent upon or determined by reference to actual or estimated U.S.-source dividends. Recently issued final Treasury regulations expand the scope of withholding under Section 871(m) of the Code to apply to certain equity-linked instruments issued (or significantly modified) on or after January 1, 2017. Accordingly, withholding pursuant to Section 871(m) of the Code generally is not expected to be required on the notes. If, however, withholding is required, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Foreign Account Tax Compliance Act.  Sections 1471 through 1474 of the Code (which are commonly referred to as “FATCA”) generally impose a 30% withholding tax on certain payments, including “pass-thru” payments to certain persons if the payments are attributable to assets that give rise to U.S.-source income or gain. Withholding pursuant to FATCA on such “pass-thru” payments will commence no earlier than January 1, 2019. Pursuant to recently issued final Treasury regulations and administrative guidance, this withholding tax would not be imposed on payments pursuant to obligations that are issued on or before the date that is six months after the date on which final Treasury regulations defining “foreign passthru payments” are published (and are not materially modified thereafter). Accordingly, FATCA withholding generally is not expected to be required on the notes. If, however, withholding is required as a result of future guidance, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Significant aspects of the application of FATCA are not currently clear and Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF NOTES AND RECEIVING PAYMENTS UNDER THE NOTES.

VALIDITY OF THE NOTES

In the opinion of Allen & Overy LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated November 10, 2014, which has been filed as Exhibit 5.1 to the Bank’s Form F-3 dated November 10, 2014.

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 10, 2014, which has been filed as Exhibit 5.2 to the Bank’s Form F-3 filed with the SEC on November 10, 2014.